Exhibit 7(i)(a)

AMENDED AND RESTATED COINSURANCE AND MODIFIED COINSURANCE AGREEMENT

by and between

MEMBERS Life Insurance Company

(referred to as the “Company”)

and

CMFG Life Insurance Company

(referred to as the “Reinsurer”)

Effective as of January 1, 2019

AMENDED AND RESTATED

COINSURANCE AND MODIFIED COINSURANCE AGREEMENT

THIS AMENDED AND RESTATED  COINSURANCE AND MODIFIED COINSURANCE AGREEMENT (this “Agreement”) is effective as of January 1, 2019, by and between MEMBERS Life Insurance Company, an Iowa domiciled stock insurance company (together with its successors and permitted assigns, the “Company”), and CMFG Life Insurance Company, an Iowa domiciled stock insurance company (together with its successors and permitted assigns, the “Reinsurer”).

WHEREAS, the Company and the Reinsurer have previously entered into three separate reinsurance agreements covering registered index annuity products being issued by the Company and expect that additional reinsurance agreements will be needed as other new products are developed and introduced by the Company; and,

WHEREAS, the Company and Reinsurer believe it will benefit both parties if all the registered index annuity products are covered by a single reinsurance agreement that  clarifies  what  covered policies are and have been  reinsured and provides  a consistent set of duties and obligations for  all of the covered policies ; and,

WHEREAS, the Company desires to reinsure, and the Reinsurer desires to assume, 100% of the Company’s Policies (as defined herein) using a combination of modified coinsurance and coinsurance in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual and several promises and undertakings herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Reinsurer agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms shall have the respective meanings set forth below throughout this Agreement:

“AAA” shall have the meaning set forth in Section 9.1 hereof.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Applicable Law” means any domestic or foreign federal, state or local statute, law, ordinance or code, or any written rules, regulations or administrative interpretations issued by any Government Entity pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment or decree of a court of competent jurisdiction applicable to the parties hereto.

“Business Day” means any day other than a Saturday, Sunday, a day on which banking institutions in the State of Iowa are permitted or obligated by Applicable Law to be closed or a day on which the New York Stock Exchange is closed for trading.

“Company” shall have the meaning set forth in the preamble hereof.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Declared Rate Separate Account” means the insulated, non-unitized separate account(s) established and maintained by the Company pertaining to the Policies which account is linked to an interest rate declared by the Company and is not registered as a unit investment trust under the Investment Company Act of 1940.

“Declared Rate Separate Account Assets” means the assets held in the Declared Rate Separate Account(s).

“Declared Rate Separate Account Liabilities” means for the Declared Rate Separate Account(s), all liabilities, reserves, obligations, costs and expenses relating to, based upon or arising out of the Policies, and relating to the Declared Rate Separate Account Assets, provided, however, that the Declared Rate Separate Account Liabilities shall not include the General Account Liabilities, Risk Control Account Separate Account Liabilities or Variable Separate Account Liabilities

“Effective Date” means 12:01 a.m., Central Standard Time, on January 1, 2019.

“Extra Contractual Obligations” means all liabilities, expenses or other obligations arising out of or relating to the Policies, exclusive of liabilities, expenses or other obligations arising under the express terms and conditions of the Policies, the General Account Liabilities, the Risk Control Separate Account Liabilities Declared Rate Separate Account Liabilities and the Variable Separate Account Liabilities, but including any liability for fines, penalties, forfeitures, punitive, special, exemplary or other form of extra-contractual damages, which liabilities or obligations arise from any act, error or omission, whether or not intentional, negligent, in bad faith or otherwise relating to: (a) the marketing, sale, underwriting, issuance or administration of the Policies; (b) the investigation, defense, trial, settlement or handling of claims, benefits or payments under the Policies; or (c) the failure to pay, the delay in payment, or errors in calculating or administering the payment of benefits, claims or any other amounts due or alleged to be due under or in connection with the Policies.

“Fund Participation Agreements” shall mean any and all agreements by and between the Company and investment management companies which provide funding vehicles for the Variable Separate Account.

“General Account” means the general investment account of the Company.

“General Account Liabilities” means all liabilities, reserves, obligations, costs and expenses relating to, based upon or arising out of the Policies, whether incurred prior to, on or after the Effective Date, including amounts held in the Holding Account, after applying the effect of any Hedging Arrangements maintained by or for the benefit of the Company with respect to the General Account Liabilities; provided, however, that the General Account Liabilities shall not include the Variable Separate Account Liabilities, Declared Rate Separate Account  or the Risk Control Separate Account Liabilities.

“Government Entity” shall mean any federal, state, local, municipal, county, foreign or other governmental, quasi-governmental, administrative or regulatory authority, body, agency, court, tribunal, commission or other similar governmental entity (including any branch, department, agency or political subdivision thereof) or any self-regulating body of similar standing.

“Hedging Arrangement” means any contract, agreement, financial instrument or other arrangement entered into by or for the benefit of the Company for purposes of offsetting potential losses or gains attributable to the Reinsured Liabilities, including, without limitation, exchange-traded funds, forward contracts, swaps, options or futures contracts.

“Holding Account” refers to the account that holds funds eligible and awaiting investment into a Risk Control Account in accordance with the terms of the Policies, which account shall be part of the Company’s General Account. The assets in the account accrue interest at a rate declared by the Company subject to a guaranteed minimum rate.

“Income Tax Regulations” means the temporary and final regulations issued under the Code.  Any citation to a section of the Income Tax Regulations includes a citation to any successor regulatory provision.

“Insurance Taxes and Charges” means all premium taxes and other insurance taxes (not including any federal, state or local tax measured by income) and guaranty fund assessments, if any, payable by the Company on account of the Policies.

“Investment Guidelines” shall have the meaning set forth in Section 4.3 hereof.

“Iowa SAP” means the statutory accounting principles and practices prescribed or permitted by the Iowa Insurance Division.

“Non-Guaranteed Elements” means the index cap rates, expense charges, and administrative expense risk charges, as applicable, under the Policies.

“Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental, judicial or regulatory body, business unit, division or other entity of any kind or nature.

“Policies” means all of the Company’s individual registered index annuity contracts identified on Schedule A (Covered Policies)  , together with all supplementary contracts (including applications therefore and all endorsements, riders and agreements issued in connection therewith).

“Quarterly Accounting” shall mean a quarterly accounting, or more frequently as mutually agreed to by the parties, prepared in accordance with Iowa SAP and prepared by the Company in accordance with the provisions of Section 5.1 hereof.

“Reinsured Liabilities” means the General Account Liabilities, the Risk Control Separate Account Liabilities, the Declared Rate Separate Account liabilities and the Variable Separate Account Liabilities.

“Reinsurer” shall have the meaning set forth in the preamble hereof.

“Reinsurer’s Separate Account” means the insulated, non-unitized separate account(s) established and maintained by the Reinsurer for the purposes of holding assets and reserves ceded directly from the Company’s Risk Control Separate Account(s) and Declared Rate Separate Account pursuant hereto.

“Risk Control Separate Account” means the insulated, non-unitized separate account(s) established and maintained by the Company pertaining to the Policies which account is linked to the performance of one or more equity indices and is not registered as a unit investment trust under the Investment Company Act of 1940.

“Risk Control Separate Account Assets” means the assets held in the Risk Control Separate Account(s).

“Risk Control Separate Account Liabilities” means for the Risk Control Separate Account(s), all liabilities, reserves, obligations, costs and expenses relating to, based upon or arising out of the Policies, and relating to the Risk Control Separate Account Assets, provided, however, that the Risk Control Separate Account Liabilities shall not include the General Account Liabilities Declared Rate Separate Account Liabilities or Variable Separate Account Liabilities.

“Statutory Reserves” means, as of any given date, the gross reserves established and maintained as a liability on the Company’s statutory financial statements for the Policies, prior to giving effect to the reinsurance provided hereunder, calculated in accordance with Iowa SAP and in accordance with sound actuarial principles.

“SSAP 70” means Statement of Statutory Accounting Principles No. 70, Allocation of Expenses.

“Tax” (or “Taxes” as the context may require) shall mean any federal, state, local or foreign net income, gross income, gross receipts, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, premium, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental (including taxes under Section 59A of the Code) tax, or any other similar tax, customs duty, withholding, charge, fee, levy or other assessment, including any interest, penalty or addition imposed on such taxes by any Taxing Authority.

“Taxing Authority” shall mean any agency or political subdivision of any foreign, federal, state, local or municipal Government Entity with the authority to impose any Tax.

“Variable Separate Account” or “VSA” means the insulated, unitized separate account(s) established and maintained by the Company pertaining to the Policies which accounts are registered as a unit investment trust under the Investment Company Act of 1940.

“Variable Separate Account Assets” means the assets held in the Variable Separate Account.

“Variable Separate Account Liabilities” means for the Variable Separate Account(s), all liabilities, reserves, obligations, costs and expenses relating to, based upon or arising out of the Policies, and relating to the Variable Separate Account Assets, provided, however, that the Variable Separate Account Liabilities shall not include the General Account Liabilities, Declared Rate Separate Account  or the Risk Control Separate Account Liabilities.

“VSA Accumulated Value” shall have the meaning set forth in Section 3.1(b) hereof.

“VSA Earnings Credit” shall have the meaning set forth in Section 3.3 hereof.

“VSA Payable Liability” shall have the meaning set forth in Section 3.4 hereof.

“VSA Valuation Adjustment” shall have the meaning set forth in Section 3.2 hereof.

Section 1.2    Interpretation.  When a reference is made in this Agreement to a Section, Article or Schedule, such reference shall be to a Section, Article or Schedule of this Agreement unless otherwise indicated or unless the context shall otherwise require.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The definitions of terms in this Agreement shall be applicable to both the plural and the singular forms of the terms defined when either such form is used in this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof, “herein” and “hereunder” and other words of similar import,refer to this Agreement as a whole and not to any particular Article, Section, subsection, paragraph or clause.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.  References to a Person are also to its permitted successors and assigns.

ARTICLE II

BASIS OF REINSURANCE

Section 2.1  Coinsurance and Modified Coinsurance.  Subject to the terms and conditions of this Agreement, the Company hereby cedes to the Reinsurer with effect as of the Effective Date, and the Reinsurer hereby accepts and agrees to reinsure on an indemnity basis one hundred percent (100%) of the Reinsured Liabilities, with (i) all General Account Liabilities,  Risk Control Separate Account Liabilities and Declared Rate Separate Account liabilities included in the Reinsured Liabilities being reinsured on a coinsurance basis; and (ii) all Variable Separate Account Liabilities included in the Reinsured Liabilities being reinsured on a modified coinsurance basis.  The reinsurance effected under this Agreement shall be maintained in force, without reduction, as long as the Company has any liabilities or obligations under the Policies, unless such reinsurance is terminated or reduced as provided herein.  The Parties have agreed that this Amended and Restated Coinsurance and Modified Coinsurance Agreement shall supersede and replace the  Coinsurance Agreement dated January 1, 2013, as amended, (covering the MEMBERS Zone Annuity Contract),  The MEMBERS Horizon Coinsurance and Modified Coinsurance Agreement dated  November 1, 2015 , as amended,(covering the MEMBERS Horizon and MEMBERS Horizon II Annuity Contracts) and the  Coinsurance Agreement dated August 19, 2019, 2019 (covering The CUNA Mutual Group Zone Income Annuity Contract)

Section 2.2  Follow the Fortunes.  The Reinsurer’s liability under this Agreement shall attach simultaneously with that of the Company on and after the Effective Date, and all reinsurance with respect to which the Reinsurer shall be liable by virtue of this Agreement shall be subject in all respects to the same risks, terms, rates, conditions, interpretations, assessments, waivers, and premium adjustments, and to the same modifications, alterations and cancellations, as the respective Policies and Reinsured Liabilities, the true intent of this Agreement being that the Reinsurer shall follow the fortunes of the Company, and the Reinsurer shall be bound, without limitation, by all payments and settlements entered into by or on behalf of the Company.

Section 2.3  Territory  The reinsurance provided under this Agreement shall be coextensive with the territory of the Policies reinsured hereunder.

Section 2.4  Information  The Company will use its commercially reasonable efforts to provide to the Reinsurer after the Effective Date all information available to the Company relating to the Reinsured Liabilities and not otherwise available to or accessible by the Reinsurer.

ARTICLE III

VARIABLE SEPARATE ACCOUNTS

Section 3.1  Variable Separate Account s (VSA).

(a)          The Company shall establish and maintain in its books and records one or more  Variable Separate Accounts into which shall be allocated all Variable Separate Account Assets and Variable Separate Account Liabilities.  The Company shall own and control all Variable Separate Account Assets in a  VSA and all reserves related thereto shall remain in a  VSA.  Investment income, capital gains and losses earned or accrued on the assets held in a  VSA shall be credited to the VSA.

(b)           The Company shall calculate the accumulated value of the Variable Separate Account Assets relating to a  VSA as provided herein.  The accumulated value of the Variable Separate Account Assets as calculated by the Company from time to time shall be known as the “VSA Accumulated Value.”

Section 3.2   VSA Valuation Adjustment.  A valuation adjustment of a  VSA will be computed by the Company in accordance with the provisions of Schedule 3.2 as of the beginning of each calendar quarter to the end of such calendar quarter, or more frequently as mutually agreed by the parties, commencing with the calendar quarter following the Effective Date (“VSA Valuation Adjustment”). The VSA Valuation Adjustment, whether positive or negative, shall be included as part of the calculation of the periodic payment as provided for in Section 5.2.

Section 3.3  VSA Earnings Credit.  On a quarterly basis, or more frequently as mutually agreed by the parties, the Company will compute the investment earnings credit on a  VSA (the “VSA Earnings Credit”), as determined in accordance with Schedule 3.3.  The VSA Earnings  Credit, whether positive or negative, reflects the change in value of the Variable Separate Account Assets, net of cash flows between a VSA and the General Account, and shall be included as part of the calculation of the periodic payment as provided for in Section 5.2.

Section 3.4  VSA Payable Liability.  The Company will establish  one or more accounts payable (the “VSA Payable Liability”) on its statutory books equal to the difference between the aggregate VSA Accumulated Value and the aggregate Statutory Reserves related to a  VSA.  The quarterly change (or monthly change as applicable) in a  VSA Payable Liability shall be calculated in accordance with the provisions of Schedule 3.4.  The Reinsurer will set up a corresponding account receivable on its statutory books equal to the VSA Payable Liabilities.

ARTICLE IV

RISK CONTROL SEPARATE ACCOUNTS AND DECLARED RATE SEPARATE ACCOUNTS

Section 4.1  Risk Control Separate Accounts and Declared Rate Separate Accounts..

(a)                  The Company shall establish and maintain in its books and records one or more Risk Control Separate Accounts and Declared Rate Separate Accounts to which shall be allocated all Risk Control and Declared Rate Separate Account Assets and Risk Control and Declared Rate Separate Account  Liabilities.  The Company shall own and control all assets in a Risk Control Separate Account or a Declared Rate Separate Account.

(b)           The Company shall calculate the accumulated value of the Risk Control Separate Accounts and Declared Rate Separate Accounts as provided herein.

Section 4.2 Risk Control Separate Account and Declared Rate Separate Account Premiums. All premiums remitted from the Company’s Risk Control Separate Accounts or Declared Rate Separate Accounts on account of the Policies shall be ultimately deposited into the Reinsurer’s Separate Accounts. The Reinsurer shall be permitted to invest premiums deposited into the Reinsurer’s Separate Accounts in accordance with the investment guidelines attached hereto as Schedule 4.2 (the “Investment Guidelines”). The Reinsurer shall have the authority to manage, substitute and re-invest assets held in the Reinsurer’s Separate Accounts at its discretion, provided that (a) all assets held in, allocated to or transferred to the Reinsurer’s Separate Accounts shall comply at all times with the Investment Guidelines, and (b) the aggregate value of assets held in the Reinsurer’s Separate Accounts shall at all times be no less than the Risk Control Separate Account and the Declared Rate Separate Account Liabilities. All assets held in the Reinsurer’s Separate Accounts shall be used solely to satisfy liabilities attributable to the Company’s Risk Control Separate Accounts and Declared Rate Separate Accounts shall not be chargeable with liabilities arising out of any other business of the Company or the Reinsurer. The Reinsurer shall provide the Company with a semi-annual report (or more frequently if requested by the Company), with a copy provided to the Iowa Insurance Division, summarizing the investment holdings in the Reinsurer’s Separate Accounts with respect to the six-month period at issue.

ARTICLE V

PAYMENTS

Section 5.1  Payments.  The Company agrees to transfer to the Reinsurer one hundred percent (100%) of any of the following amounts actually received by the Company after the Effective Date:

(a)           premiums , fees and other amounts received with regard to the Policies or the Reinsured Liabilities, less any refunds or return of premium;

(b)           litigation recoveries pursuant to litigation to the extent liability for such litigation constitutes a Reinsured Liability;

(c)           net gains attributable to any Hedging Arrangements;

(d)         an amount equal to any Tax savings or benefits actually realized by the Company on account of, or attributable to, the Policies to the extent such saving or benefit actually offsets or reduces taxable income of the Company for any applicable Tax year covered under this Agreement;

(e)           any administrative services fees, expense reimbursement, indemnification or revenue-sharing payments made to the Company under any Fund Participation Agreements; and

(f)            any and all other collections and recoveries relating to the Policies or the Reinsured Liabilities.

In addition, the Company hereby transfers, conveys and assigns to the Reinsurer all of its right, title and interest in any future payments of the amounts indicated above and not yet actually received, and the parties agree that upon receipt all such amounts shall be transferred directly to the Reinsurer.

Section 5.2  Reinsurer’s Payment Obligation.  The Reinsurer agrees to pay to the Company one hundred percent (100%) of any of the following amounts actually paid by the Company::

(a)           annuity benefits, surrender values, withdrawal benefits, death benefits and any other amounts paid under the Policies. Any such benefit payable by the Reinsurer attributable to  Risk Control Separate Accounts or Declared Rate Separate Accounts shall be satisfied solely through assets of  the Reinsurer’s Separate Accounts. Any such benefit payable on account of  Variable Separate Accounts shall be satisfied using assets from the Variable Separate Accounts. Any such benefit payable by the Reinsurer hereunder attributable to the General Account shall be satisfied using assets from the Reinsurer’s general account.

(b)          an amount equal to any Tax cost or detriment actually incurred by the Company on account of, or attributable to, the Policies to the extent such cost or detriment actually increases the taxable income of the Company for any applicable Tax year covered under this Agreement.

(c)           any and all Extra Contractual Obligations;

(d)           net losses attributable to any Hedging Arrangements, including any costs, expenses or lost investment income incurred by the Company related thereto; and

(e)           any and all other directly charged and allocated expenses paid or payable by the Company relating to the Policies, including but not limited to (i) commissions, (ii) product development and acquisition expenses (iii) expenses incurred in the provision of policyholder and benefit payment services, and (iv) Insurance Taxes and Charges. Such expenses and costs shall be allocated between  Risk Control Separate Accounts, Declared Rate Separate Accounts,Variable Separate Accounts and the General Account in accordance with SSAP 70.

Section 5.3  Payments. All payments pursuant to this Agreement shall be made in U.S. dollars and immediately available funds.

ARTICLE VI

ACCOUNTINGS

Section 6.1 Quarterly Accountings.  On a quarterly basis, or more frequently as mutually agreed by the Parties, commencing with the first calendar quarter following the Effective Date, the Company shall prepare a Quarterly Accounting as of the end of each calendar quarter, no later than thirty (30) days after the end of such quarter; provided, however, that in the event that subsequent data or calculations require revision of the final Quarterly Accounting, the required revision and any appropriate payments shall be made in cash by the parties within five (5) Business Days after they mutually agree as to the appropriate revision.  All Quarterly Accountings shall be prepared in the format set forth on Schedule 6.1 hereto. The Quarterly Accounting shall separately identify payment obligations attributable to a  Variable Separate Account, a  Risk Control Separate Account, a Declared Rate Separate Account and the General Account.  In addition to the Quarterly Accounting, the Company shall provide the Reinsurer with any additional information related to this Agreement or the Policies as is reasonably necessary for the Reinsurer to satisfy any financial reporting or disclosure requirements or to comply with Applicable Law.

Section 6.2 Quarterly Payments.  If a Quarterly Accounting reflects a balance due to the Company, the amount(s) shown as due shall be paid within ten (10) Business Days of the preparation of the Quarterly Accounting.  If a Quarterly Accounting reflects a balance due to the Reinsurer, the amount(s) shown as due shall be paid within ten (10) Business Days after the date on which the Quarterly Accounting was prepared. Any such balance payable by the Reinsurer from the Reinsurer’s Risk Control Separate Accounts or the Declared Rate Separate Accounts shall be satisfied solely from assets of  the Reinsurer’s Risk Control Separate Accounts or Declared Rate Separate Accounts . Any such balance payable on account of a  Variable Separate Account shall be satisfied solely from assets held in a  Variable Separate Account. Any such balance payable by the Reinsurer from the Reinsurer’s General Account shall be satisfied solely from assets held in the Reinsurer’s General Account.

Section 6.3  Offset Rights.  Subject to Section 562, each party hereto shall have, and may exercise at any time and from time to time, the right to offset any balance or balances, whether on account of premiums or on account of losses or otherwise, due from such party to the other party hereto under this Agreement and may offset the same against any balance or balances due to the former from the latter under this Agreement; and the party asserting the right of offset shall have and may exercise such right whether the balance or balances due to such party from the other are on account of premiums or on account of losses or otherwise, which shall be deemed mutual debts or credits, as the case may be.

ARTICLE VII

POLICY ADMINISTRATION

Section 7.1  Policy Administration. The Company shall provide all required, necessary and appropriate claims, administrative and other services with respect to the Policies.  The Company shall use reasonable care in its administration and claims practices with respect to the Policies and in administering and performing its duties under this Agreement and such practices, administration and performance shall (a) conform with Applicable Law; (b) not be fraudulent; and (c) be no less favorable than those used by the Company with respect to other policies of the Company not reinsured by the Reinsurer.

Section 7.2  Record Keeping.  The Company shall maintain appropriate books and records relating to the Policies in accordance with Applicable Law and industry standards of insurance record keeping.  In the event of the termination of this Agreement and upon the request of the Company, any records in the possession of the Reinsurer related to the Policies shall be duplicated and forwarded to the Company. The Company shall establish and maintain an adequate system of internal controls and procedures for financial reporting relating to the Policies and shall make such documentation available for examination and inspection by the Reinsurer upon request. Either party or its designated representative may, upon reasonable advance notice and during normal business hours at the offices of the Company or the Reinsurer, as the case may be, conduct reasonable inspections of the books and records of the other party reasonably relating to the Policies or this Agreement for such period as this Agreement remains in effect and as long thereafter as the Company or the Reinsurer, as the case may be, has any outstanding obligation under this Agreement.

Section 7.3  Certain Changes.   From and after the Effective Date, the Company shall set and may make changes to:

(a)           the Non-Guaranteed Elements of the Policies, provided any material changes to such Non-Guaranteed Elements shall be mutually agreed upon by the Parties;

(b)           the reserving methodology related to the Policies including changes required by Applicable Law or Iowa SAP; and

(c)           with respect to those Policies that are issued in connection with a  Variable Separate Account, the addition or substitution of investment options to the extent permitted under the terms of such Policies.

Section 7.4  Changes to Policies.  The Company reserves the right to change the terms and conditions of the Policies.  The Reinsurer shall share proportionally, on a 100% coinsurance basis or modified coinsurance basis, as applicable, in any such changes in the terms or conditions of the Policies.

ARTICLE VIII

OVERSIGHTS

Section 8.1  Oversights.  Inadvertent delays, errors or omissions made in connection with this Agreement or any transaction hereunder shall not relieve either party from any liability which would have attached had such delay, error or omission not occurred, provided that such error or omission is rectified as soon as possible after discovery.

ARTICLE IX

REGULATORY APPROVAL

Section 9.1  Regulatory Approval.  This Agreement shall not become effective with respect to Policies issued in any jurisdiction in which the approval of a Government Entity is required unless and until all such approvals shall have been obtained under Applicable Law.

Section 9.2  Savings Clause.  If any law or regulation of any federal, state or local government of the United States of America, or the ruling of officials having supervision over insurance companies, or a ruling of a court having jurisdiction over the parties to this Agreement should prohibit or render illegal this Agreement, or any portion thereof, as to risks or properties located in the jurisdiction of such authority, either the Company or the Reinsurer may upon written notice to the other party terminate, suspend or abrogate this Agreement insofar as it relates to risks or properties located within such jurisdiction to such extent as may be necessary to comply with such law, regulations or ruling.

ARTICLE X

DISPUTE RESOLUTION

Section 10.1   Arbitration.  If a dispute, controversy, or claim arises out of or relates to this Agreement, or an alleged breach thereof, and if said dispute cannot be settled through direct discussions, the parties agree to first endeavor to settle the dispute in an amicable manner by mediation administered by the American Arbitration Association (“AAA”) under its Commercial Mediation Rules, before resorting to arbitration.  If the matter has not been resolved pursuant to mediation within thirty (30) calendar days of the commencement of such mediation (which period may be extended by mutual agreement in writing), then any unresolved dispute, controversy, or claim arising out of or relating to this Agreement, its termination or non-renewal, or any breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the AAA, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  The arbitration shall be conducted by a sole arbitrator or, at the election of either party, before a panel of three arbitrators.  Selection of the arbitrator(s) shall be in accordance with the Commercial Arbitration Rules of the AAA.  The arbitrator(s) shall allow each party to conduct limited relevant discovery. The arbitrator(s) shall have no authority to award punitive damages or any damages not measured by the prevailing party’s actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement and Applicable Laws.  All fees and expenses of arbitration shall be borne by the parties equally.  However, each party shall bear the expense of its own counsel, experts, witnesses, and preparation and presentation of the arbitration matter.  Any such arbitration shall be conducted in Madison, Wisconsin.

ARTICLE XI

INSOLVENCY

Section 11.1  Insolvency of Company.  In the event of insolvency and the appointment of a conservator, liquidator, or statutory successor of the Company, the reinsurance hereunder shall be payable directly to the conservator, rehabilitator, liquidator, receiver or statutory successor of the Company on the basis of claims allowed against the Company by any court of competent jurisdiction or by any conservator, rehabilitator, liquidator, receiver or statutory successor of the Company having authority to allow such claims, without diminution because of that insolvency, or because the conservator, rehabilitator, liquidator, receiver or statutory successor of the Company has failed to pay all or a portion of any claims.  Payments by the Reinsurer, as set forth herein, shall be made directly to the Company or to its conservator, rehabilitator, liquidator, receiver or statutory successor, except where this Agreement specifically provides another payee of such reinsurance in the event of the insolvency of the Company.  The conservator, rehabilitator, liquidator, receiver or statutory successor of the Company shall give written notice to the Reinsurer of the pendency of a claim against the Company indicating the Policy reinsured, within a reasonable time after such claim is filed and the Reinsurer may investigate and interpose, at its own expense, in any proceeding where such claim is to be adjudicated, any defense or defenses that the Reinsurer may deem available to the Company or to its conservator, rehabilitator, liquidator, receiver or statutory successor.

ARTICLE XII

DURATION

Section 12.1  Term.  The reinsurance provided under this Agreement shall remain continuously in force for so long as the Company shall remain liable on the Policies or until terminated by either Party by written notice given to the other Party at least twelve (12) months in advance of the termination date, a copy of which shall be provided to the Iowa Insurance Division.

Section 12.2  Runoff Coverage.  If this Agreement is terminated, the reinsurance hereunder shall continue to apply to benefits and/or claims under all Policies (including any lapsed, surrendered, reinstated, renewed or matured Policy) until the Company’s obligations under the Policies cease.  The Parties hereto expressly covenant and agree that, in the event of termination of this Agreement, they will cooperate with each other in the handling of all such run-off insurance business until the Company’s obligations under the Policies cease.  All costs and expenses associated with the handling of such run-off business shall be borne solely by the Reinsurer. For the avoidance of doubt, in the event this Agreement is terminated, the reinsurance hereunder shall not apply to any insurance policies or annuity contracts, or binders, contracts, certificates, riders, endorsements, supplemental benefits, or other agreements related or attaching to such insurance policies or contracts, that were first issued or assumed by the Company on or after the effective date of any termination of this Agreement.

Section 12.3  Recapture.  The Policies are not eligible for recapture by the Company except upon the mutual agreement of the Company and the Reinsurer.

ARTICLE XIII

CREDIT FOR REINSURANCE

Section 13.1   Credit for Reinsurance.

(a)         The Reinsurer shall, at its own expense, take all steps necessary (including the posting of letters of credit or other acceptable security) to enable the Company to receive and maintain full credit for the reinsurance provided by this Agreement in any jurisdiction applicable throughout the entire term of this Agreement.

(b)           It is understood and agreed that any term or condition required by Applicable Law to be included in this Agreement for the Company to receive statutory credit for the reinsurance provided by this Agreement shall be deemed to be incorporated in this Agreement by reference.  Furthermore, the Reinsurer and the Company agree to amend this Agreement, or enter into other agreements or execute additional documents as needed to comply with the credit for reinsurance laws and regulations and/or the requirements of Iowa Insurance Division.

ARTICLE XIV
DAC Tax

Section 14.1  Party.  The term “party” will refer to either contracting company as appropriate.

Section 14.2  Other Terms.  The terms “Net Positive Consideration”, “Specified Policy Acquisition Expenses” and “General Deductions Limitation” used in this Article are defined by reference to Regulation Section 1.848-2 and Code Section 848.

Section 14.3  DAC Tax Election.  The parties to this Agreement agree to make the election set forth below pursuant to Section 1.848-2(g) (8) of the Income Tax Regulations issued under Section 848 of the Code.   This election shall be effective for taxable year 2016 and for all subsequent taxable years for which this Agreement remains in effect.

(a)           The party with the Net Positive Consideration for this Agreement for each taxable year will capitalize Specified Policy Acquisition Expenses with respect to this Agreement without regard to the General Deductions Limitation of Code Section 848(c)(1).

(b)           Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year, or as otherwise required by the Internal Revenue Service, to ensure consistency.

(c)           The Company will submit a schedule to the Reinsurer by May 1 of each year with its calculation of the net consideration for the preceding calendar year. The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within thirty (30) calendar days of the Reinsurer’s receipt of the Company’s calculation.

(d)           If the Reinsurer contests the Company’s calculation, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) calendar days of the date that the Company receives the Reinsurer’s alternative calculation.  If the parties reach an agreement on the net consideration calculation, each party will report the agreed upon amount in its income tax return for the preceding calendar year.  If the parties are unable to reach an agreement on the amount of net consideration, then the dispute shall be resolved pursuant to Article IX of this Agreement.  If Reinsurer does not contest the Company’s calculation the parties will utilize the calculation provided by the Company for reporting purposes in their respective income tax returns for the preceding year.

(e)           Each party will attach a schedule to its federal income tax return for its first taxable year ending after the election becomes effective that identifies this Agreement as a reinsurance agreement for which joint elections have been made under Treasury Regulation Section 1.848-2(g)(8).

ARTICLE XV

SERVICE OF SUIT

Section 15.1.  In the event of the failure of the Reinsurer to perform its obligations hereunder, the Reinsurer, at the request of the Company, shall submit to the jurisdiction of a court of competent jurisdiction.  Nothing in this Article constitutes or should be understood to constitute a waiver of the Reinsurer’s right to commence an action in any court of competent jurisdiction, to remove an action or to seek a transfer of a case to another court as permitted by law.  The Reinsurer, once the appropriate court is selected, whether such court is the one originally chosen by the Company and accepted by the Reinsurer or is determined by removal, transfer or otherwise, as provided for above, shall comply with all requirements necessary to give said court jurisdiction and, in any suit instituted against the Reinsurer upon this Agreement, shall abide by the final decision of such court or of any appellate court in the event of appeal.  This Article shall not be read to conflict with or override the obligations of the parties to arbitrate their disputes as provided in Article IX.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Notices.  All notices and communications hereunder shall be in writing and shall become effective when received.  Any written notice shall be sent by either certified or registered mail, return receipt requested, overnight delivery service (providing for delivery receipt), electronic facsimile transmission, or delivered by hand.  All notices or communications under this Agreement shall be addressed as follows:

If to the Company:

MEMBERS Life Insurance Company

5910 Mineral Point Rd.

Madison, WI 53705

Attention:  Treasurer

If to the Reinsurer:

CMFG Life Insurance Company

5910 Mineral Point Rd.

Madison, WI 53705

Attention:  Treasurer

Section 16.2  Successors and Assigns.  This Agreement and related documents cannot be assigned by either party without the prior written consent of the other and the prior approval of the Iowa Insurance Division.  The provisions of this Agreement and related documents shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns as permitted herein.

Section 16.3  Execution in Counterparts.  This Agreement may be executed by the parties hereto in any number of counterparts, and by each of the parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 16.4  Entire Agreement.  This Agreement, together with the schedules and exhibits attached hereto, constitutes the entire agreement between the parties hereto with respect to the business being reinsured hereunder and there are no understandings between the parties other than those expressed in this Agreement.  Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties hereto.

Section 16.5  Regulatory Approval of Amendments.  No amendment to this Agreement until prior approval of the Iowa Insurance Department has been received by the Company.  Similarly, if the approval of other Governmental Entities is required no amendment to this Agreement shall take effect until all such necessary approvals have been received by the Company.

Section 16.6  Governing Law.  This Agreement and related documents shall be governed by and construed in accordance with the laws of the State of Iowa.

Section 16.7  Severability.  In the event any section or provision of this Agreement or related documents is found to be void and unenforceable by a court of competent jurisdiction, the remaining sections and provisions of this Agreement or related documents shall nevertheless be binding upon the parties with the same force and effect as though the void or unenforceable part had not been severed or deleted.

Section 16.8  No Third Party Beneficiaries.  This Agreement constitutes an indemnity reinsurance agreement solely between the Company and the Reinsurer. Nothing expressed or implied in this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 16.9  Compliance with Applicable Laws. The Company and the Reinsurer shall maintain all licenses, obtain all regulatory approvals and comply with all applicable laws and regulatory requirements necessary to perform their respective obligations under this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representative.

MEMBERS LIFE INSURANCE COMPANY

By:	/s/ Brian Borakove

Name:	Brian Borakove

Title:	VP, Corporate Treasurer

Date:	1/7/2020

CMFG LIFE INSURANCE COMPANY

By:	/s/ Thomas Merfeld

Name:	Thomas Merfeld

Title:	EVP, Chief Financial Officer

Date:	1/10/2020

SCHEDULE A

(Covered Policies)

MEMBERS Zone Annuity

MEMBERS Horizon Variable Annuity

MEMBERS Horizon II Variable Annuity

CUNA Mutual Group Zone Income  Annuity

SCHEDULE 3.2

VARIABLE SEPARATE ACCOUNT (VSA) VALUATION ADJUSTMENT CALCULATION

The VSA Valuation Adjustment shall be calculated as of the end of each calendar quarter, or more frequently as mutually agreed by the parties, as follows:

(A-B)   Where:

A = VSA Accumulated Value with respect to the VSA as of the end of such calendar quarter (or month if calculated on a monthly basis)

B = VSA Accumulated Value with respect to the VSA as of the beginning of such calendar quarter (or month if calculated on a monthly basis)

SCHEDULE 3.3

VARIABLE SEPARATE ACCOUNT (VSA) EARNINGS CREDIT CALCULATION

The VSA Earnings Credit shall be calculated as of the end of each calendar quarter (or month if calculated on a monthly basis) as follows:

A-B-C+D

Where:

A = VSA Accumulated Value with respect to the VSA as of the end of such calendar quarter (or month if calculated on a monthly basis)

B = VSA Accumulated Value with respect to the VSA as of the beginning of such calendar quarter (or month if calculated on a monthly basis)

C = Increases in VSA Accumulated Value during such calendar quarter (or month if calculated on a monthly basis) which shall be calculated as the premiums allocated to the VSA

D = Decreases in VSA Accumulated Value during such calendar quarter (or month if calculated on a monthly basis) which shall be calculated as follows:

1.	Death benefits, surrenders, withdrawals and annuitizations paid from the VSA

2.	Contract, administration and transfer fee deductions

3.	Deductions for contingent deferred sales charges or surrender charges

4.	D(1) + D(2) + D(3)

SCHEDULE 3.4

VARIABLE SEPARATE (VSA) PAYABLE LIABILITY CALCULATION

The VSA Payable Liability shall be calculated as of the end of each calendar quarter (or month if calculated on a monthly basis) as follows:

(A-B)

Where:

A = VSA Accumulated Value with respect to the VSA as of the end of such calendar quarter (or month if calculated on a monthly basis)

B = Statutory Reserves with respect to the VSA as of the end of such calendar quarter (or month if calculated on a monthly basis)

SCHEDULE 5 4.2

INVESTMENT GUIDELINES

Investment Guidelines for CMFG Life Insurance Company Risk Control Separate Accounts and Declared Rate Separate Accounts

Broad Asset Class	Asset Class	Minimum	Maximum
Near Risk-Free		4%	100%
	Cash	0%	100%
	Government	1%	100%
	Agency MBS*	3%	40%

Corporate		20%	80%
	Public – Investment Grade	20%	80%
	Private – Investment Grade	0%	20%
	High Yield	0%	10%

Other Credit
		0%	30%
	Municipal	0%	5%
	Mortgage Loan	0%	25%

Structured Credit		3%	25%
	ABS	0%	20%
	CMBS	0%	20%
	CLO	0%	20%
	RMBS	0%	5%

Equity or Near-Equity		0%	5%
	Real Estate	0%	0%
	Alternative – Mezzanine	0%	5%
	Alternative – Private Equity	0%	5%
	Public Equity	0%	5%

*A pass-through security or unleveraged CMO class

Derivatives

Derivatives will primarily be limited to those hedging liability risks. Risks hedged would primarily be the equity market related guarantees of the Members Life Annuity Contracts but can also include rate and credit oriented exposures generally related to liability reserves. Derivative usage and limits on notional amounts will be set by the Board of Directors of CMFG Life Insurance Company from time to time and must comply with the CMFG Life Insurance Company Derivative Use Plan and Derivative Policy.

Transfer restrictions

Assets may be transferred into and out of the separate accounts as long as asset values exceed liability values after such transfers. Impaired securities, securities in default or assets encumbered by other agreements (modified coinsurance “segregated” assets, collateral for trusts, etc.) may not be transferred into the separate accounts.

Borrowing to Support the Separate Accounts

Assets of the Separate Accounts may be used to collateralize borrowing in order to meet short-term liquidity needs of the Separate Accounts.

Use of Funding Agreements

Assets of the Separate Accounts may be used to collateralize funding agreements with the Federal Home Loan Bank (“FHLB”). Funding agreement proceeds will be invested within the Separate Accounts in assets that are consistent with these investment guidelines and that match funding agreement liabilities.  The funding agreement liabilities are recorded in each separate account so we are using separate account assets to satisfy liabilities attributable to the separate accounts.  We track these assets that back the funding agreements in a separate portfolio so they can be identified separately.

Securities Lending

The Separate Accounts may participate in a securities lending program consistent with the terms of the general account securities lending program in which collateral is received for loaned securities, provided investments made with such collateral are invested within the Separate Accounts in assets consistent with these Investment guidelines and that match securities lending program liabilities.

Effective: January 1, 2019

SCHEDULE 6.1

FORM OF QUARTERLY STATEMENT

1.	Payments due to the Reinsurer shall be calculated as follows:

a.	Premium ceded, less any return or refunds of premium

b.	VSA Earnings Credit (if positive), excluding the change in VSA Payable Liability

c.	Payments under Fund Participation Agreements

d.	VSA Valuation Adjustment (if negative)

e.	Any other items payable to the Reinsurer under Section 4.1 of this Agreement

f.	Any amounts remitted to the Reinsurer after the date of the last quarterly settlement

g.	1 (a) + 1 (b) + 1 (c) + 1 (d) + 1 (e) – 1 (f)

2.	Payments due to the Company shall be calculated as follows:

a.	Benefits ceded - surrenders, withdrawals, death and annuity benefits

b.	VSA Earnings Credit (if negative), excluding the change in VSA Payable Liability

c.	VSA Valuation Adjustment (if positive)

d.	Any other items payable to the Company under Section 4.2 of this Agreement

e.	Any payments to the Company after the date of the last quarterly settlement

f.	2(a) + 2(b) + 2(c) + 2(d) – 2(e)

3.	Balance during the period shall be calculated as follows:

1 (g) - 2 (f)

With the amount of a positive balance paid by the Company to the Reinsurer, and the amount of a negative balance paid by the Reinsurer to the Company.

Agreement on Accounting Periods

The Parties to the Amended and Restated Coinsurance and Modified Coinsurance Agreement dated January 1, 2019 have agreed that the Accountings described in Section V - Accountings of the Agreement shall be performed on a monthly basis.  Accordingly, the Parties agree that the Quarterly Accountings described in Section 5.1, the Quarterly Accountings in Section 5.2 and the Schedule 5.1 Quarterly Statement shall be prepared on a monthly basis until such time as the Parties agree in writing to change the timing for these reports.

MEMBERS Life Insurance Company

CMFG Life Insurance Company